Formation

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682-6205
Website: www.formcap.com

General Manager of Sunshine Refinery Retires

Vancouver, B.C., November 01, 2006 Formation Capital Corporation (FCO-TSX) (the Company) announced today that its wholly owned subsidiary, Essential Metals Corporation's (EMC) President and General Manager, Mr. John Allen has retired. The Company sincerely appreciates John's contributions and wishes him all the best in his retirement.

Mr. Allen joined EMC in July of 2002 after working over 37 years at the Sunshine Mining and Refining Complex in the historic Silver Valley of northern Idaho. As such, Mr. Allen was ideally suited to oversee the re-opening of the Sunshine Precious Metals Refinery for EMC in June 2004. He was instrumental in the implementation of the business plan for EMC from the concept phase through to a functioning commercial entity with established operating stability.

Mr. Scott Bending, Formation Capital Corporation President, commented, "With his assistance, we have assembled a talented and experienced team who will continue to operate the Sunshine Precious Metals Refinery and we look forward to providing our customers with the same high quality products and service attained at the refinery under Mr. Allen's direction. As well, we are pleased Mr. Allen has agreed to offer consulting services to EMC as required."

Commenting on his career, Mr. Allen stated "Having worked at this site for over 40 years, I have seen a lot of Management come and go. I can honestly say working with this current management has been more rewarding for me than any in the past. This Management afforded me the opportunity, liberty, means and responsibility to re-establish the precious metals refinery as a viable commercial operation with a growing reputation for producing consistent, high quality bullion products. I'm very proud of this accomplishment and feel the time is right for me to begin my retirement on a very positive note".

EMC purchased the Refining Complex in 2002. The Complex includes the Sunshine Precious Metals Refinery, an SX-EW copper refinery, a hydrometallurgical plant and associated land and buildings. A tailings facility which was originally purchased with the complex has recently been sold to Sterling Mining Company. The Company intends to retro-fit the hydrometallurgical plant in order to process the concentrate from its Idaho Cobalt Project (ICP) in central Idaho. The ICP is in the final feasibility and permitting stage of development.

"The successful negotiation of the sale of the tailings facility was something I wanted to see completed", remarked Mr. Allen. He continued "It made sense for Management to decide on starting up the precious metals refining section of the facility. Although it was never intended to be a cash cow, it established EMC's credibility as a commercial operator while offsetting the G & A costs associated with advancing their ICP."

Formation Capital Corporation is a well established, Toronto Stock Exchange listed, mineral exploration, development and refining company led by a highly qualified technical team of geologists, permitting and environmental specialists, mining engineers and administrative personnel.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

dlw 11/16

For further information please contact:
Formation Capital Corporation
1510 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Head Office: 604-682-6229
Email: inform@formcap.com - Or visit our Web site at: formcap.com

The statements contained in this news release in regard to Formation Capital Corporation that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Formation Capital Corporation's beliefs, expectations, hopes or intentions regarding the future. All forward-looking statements are made as of the date hereof and are based on information available to the parties as of such date. It is important to note that actual outcome and the actual results could differ from those in such forward-looking statements. Factors that could cause actual results to differ materially include risks and uncertainties such as technological, legislative, corporate, commodity price and marketplace changes.